Exhibit 99.1

Azure Power Announces Results for Fiscal First Quarter 2022

Ebene, August 30, 2021: Azure Power Global Limited (NYSE: AZRE), a leading independent renewable power producer in India, today announced its consolidated results under United States Generally Accepted Accounting Principles (“GAAP”) for the fiscal first quarter 2022 ended June 30, 2021.

Fiscal First Quarter 2022 ended June 30, 2021 Operating Highlights:

•

Megawatts (“MW”) Operating* were 2,052 MWs, as of June 30, 2021, an increase of 23% over June 30, 2020. Operating, Contracted & Awarded MWs* were 6,955 MWs, as of June 30, 2021. Contracted & Awarded megawatts include 4,000 MWs for which we have received Letters of Award (“LOA”) but the Power Purchase Agreements (“PPAs”) have not yet been signed.

•	Operating revenues for the quarter ended June 30, 2021 were INR 4,440 million (US$ 59.7 million), an increase of 13% over the quarter ended June 30, 2020.
•

Net profit for the quarter ended June 30, 2021 was INR 697 million (US$ 9.6 million). The increase in net profit was mainly due to an increase in operating revenue by INR 500 million (US$ 6.7 million), refer to the detailed explanation in the net profit section of the commentary below.

•	Adjusted EBITDA for the quarter ended June 30, 2021 was INR 3,668 million (US$ 49.3 million), an increase of 11% over the quarter ended June 30, 2020.
•	Non-GAAP Cash Flow to Equity (“CFe”) from Operating Assets for the quarter ended June 30, 2021 was INR 1,844 million (US$ 24.8 million), an increase of 12% over the quarter ended June 30, 2020.

*Megawatts Operating and Megawatt Operating, Contracted & Awarded exclude the Rooftop Portfolio (See also other updates section below), for which we entered into an agreement to sell subsequent to fiscal year ended March 31, 2021. We excluded 160 MWs from our Operating, Contracted & Awarded portfolio as of June 30, 2021, and the prior comparative period. We excluded 153 MWs from our Operating portfolio as of June 30, 2021, and 144 MWs from prior comparable period. The exclusion from prior period is for the purpose of comparison with current year.

Key Operating Metrics

Electricity generation during the quarter ended June 30, 2021 was 1,112 million kWh, an increase of 228 million kWh or 25.8%, over the quarter ended June 30, 2020. The increase in electricity generation was principally a result of an additional 396 MWs of AC (569 MWs DC) operating capacity, including our Rooftop Portfolio commissioned since June 30, 2020. Our Plant Load Factor (“PLF”) for the quarter ended June 30, 2021, was 23.7%, compared to 23.1%, for the same comparable periods in 2020, which increased principally due to the addition of AC and DC capacity in high insolation locations and improved performance by our plants.

We commissioned 62 MWs AC (64 MWs DC) during the three months ended June 30, 2021 against 1 MWs AC (3 MWs DC) during the comparative quarter ended June 30, 2020. We did not commission any significant capacities during both periods primarily due to COVID-19 disruptions.

Project cost per megawatt operating (megawatt capacity per the PPA or AC) consists of costs incurred for one megawatt of new solar power plant capacity during the reporting period. The project cost per megawatt (AC) operating for the quarter ended June 30, 2021 was INR 39.3 million (US$ 0.53 million) and for project cost per megawatt (DC) was INR 38.5 million (US$ 0.52 million). Excluding the impact of safeguard duties, the AC and DC costs per megawatt for the quarter ended June 30, 2021 would have been lower by approximately INR 2.1 million (US$ 0.03 million). For the year ended March 31, 2021, the project cost per megawatt (AC) was INR 42.9 million and project cost per megawatt (DC) was INR 28.8 million.

         As of June 30, 2021, our Operating, Contracted & Awarded megawatts were 6,955 MWs. There was no change compared to prior comparable period, other than to reflect the disposal of the Rooftop Portfolio. Contracted & Awarded megawatts include 4,000 MWs for which we have received LOAs but the PPAs have not yet been signed. On the 4,000 MW PPA’s, Solar Energy Corporation of

India (“SECI”) had informed us that they have signed Power Sale Agreements (“PSAs”) with a couple of state electricity distribution companies (“DISCOMs”) for around 800MW, this is part of the first tranche of 3,000 MW of PSAs that SECI is looking to close with DISCOMs. We expect to have PPAs signed for about a third of the 800 MW soon. Since the capital costs, interest rates and foreign exchange rates have improved since Azure Power won the 4,000 MWs auction in December 2019 which have resulted in lower tariffs in other recent SECI auctions, we do expect a tariff markdown from the price achieved in the auction. We will continue our discussions with SECI towards signing PPAs in respect of the 4,000 MWs tender and believe the PPAs to be signed in tranches over a period of time.

Megawatts Operating and Megawatts Contracted & Awarded

We measure the rated capacity of our plants in megawatts. Rated capacity is the expected maximum output that a solar power plant can produce without exceeding its design limits. We believe that tracking the growth in aggregate megawatt rated capacity is a measure of the growth rate of our business.

“Megawatts Operating” represents the aggregate cumulative megawatt rated capacity of solar power plants that are commissioned and operational as of the reporting date.

“Megawatts Contracted & Awarded” represents the aggregate megawatt rated capacity of solar power plants pursuant to customer PPAs signed, allotted or won in an auction but not commissioned and operational as of the reporting date.

Nominal Contracted Payments for Projects with PPAs

Our PPAs create long-term recurring customer payments. Nominal contracted payments equal the sum of the estimated payments that the customer is likely to make, subject to discounts or rebates, over the remaining term of the PPAs. When calculating nominal contracted payments, we include those PPAs for projects that are Operating, Contracted & Awarded, unless specified.

The following table sets forth, with respect to our PPAs as referred above, the aggregate nominal contracted payments and total estimated energy output as of the reporting dates. These nominal contracted payments have not been discounted to arrive at the present value.

	As of June 30,
	2020	2021
	INR	INR	US$
Nominal contracted payments for projects with PPAs (in millions)*	528,359	482,898	6,496.7
Total estimated energy output (kilowatt hours in millions)*	150,210	142,503

* Nominal contracted payments for projects with PPAs does not include 4,000 MWs project, since the PPAs have not yet been signed.

The decrease in Nominal Contracted Payments and total estimated energy output as of June 30, 2021, as compared to June 30, 2020, is due to exclusion of our Rooftop Portfolio, which we have agreed to sell during the current quarter and the impact of current period revenue realised.

Our nominal contracted payments are not impacted for the delays in construction due to COVID-19, as revenues from our PPAs start on the date of commissioning of the project.

Portfolio Revenue Run-Rate for Projects with PPAs

Portfolio revenue run-rate for projects with PPAs equals annualized payments from customers extrapolated based on the Operating, Contracted & Awarded capacity as of the reporting dates. In estimating the portfolio revenue run-rate, we multiply the PPA contract per kilowatt hour by the estimated annual energy output for all Operating, Contracted & Awarded solar projects as of the reporting date. The estimated annual energy output of our solar projects is calculated using power generation simulation software and validated by independent engineering firms. The main assumption used in the calculation is the project location, which enables the software to derive the estimated annual energy output from certain meteorological data, including the temperature and solar insolation based on the project location.

         The following table sets forth, with respect to our PPAs as referred above, the aggregate portfolio revenue run-rate and estimated annual energy output as of the reporting dates. The portfolio revenue run-rate has not been discounted to arrive at the present value.

	As of June 30,
	2020	2021
	INR	INR	US$
Portfolio revenue run-rate for projects with PPAs (in millions)*	23,817	22,656	304.8
Estimated annual energy output (kilowatt hours in millions)*	6,772	6,528

* Portfolio revenue run-rate for projects with PPAs does not include the revenue for 4,000 MWs project as the PPAs have not been yet signed.

The decrease in portfolio revenue run-rate as of June 30, 2021, as compared to June 30, 2020, is primarily due to the exclusion of our Rooftop Portfolio, which we have agreed to sell during the current quarter.

Fiscal First Quarter 2022 ended June 30, 2021 Consolidated Financial Results:

Operating Revenues

Operating revenues for the quarter ended June 30, 2021 was INR 4,440 million (US$ 59.7 million), an increase of 13% from INR 3,940 million in the quarter ended June 30, 2020. This increase was mainly driven by revenue generated from projects which were commissioned after the quarter ended June 30, 2020. Further the operating revenue for quarter ended June 30, 2021 includes INR 177 million (US$ 2.4 million) relating to Rooftop Portfolio of 153 MWs (AC), for which Company has entered into an agreement to sell during April 2021.

Cost of Operations (Exclusive of Depreciation and Amortization)

Cost of operations for the quarter ended June 31, 2021 increased by 31% to INR 345 million (US$ 4.6 million) from INR 263 million in the quarter ended June 30, 2020. The increase in the cost of operations was primary due to increase in operational expenses from project commissioned after the quarter ended June 30, 2020 and lower cost of operations by INR 50 million in comparative quarter due to country wide lockdowns imposed after outbreak of first wave of COVID-19 which resulted in slowdown of maintenance activity in that quarter.

The cost of operations per megawatt during the quarter ended June 30, 2021 was INR 0.2 million (~US$ 2,100), in line with the same comparable period ended June 30, 2020.

General and Administrative Expenses

General and administrative expenses for the quarter ended June 30, 2021 were INR 427 million (US$ 5.7 million), an increase of INR 54 million (US$ 0.7 million) compared to the quarter ended June 30, 2020. The increase in general and administrative expense in the current quarter was primarily due to increase in stock appreciation rights (SARs) expense by INR 37 million (US$ 0.5 million). As of June 30, 2021, 1,875,000 SARs were outstanding of which 1,682,500 SARs are not exercisable until 2024 on which we will not incur any cash payments until that time. Also, we have provided an updated statement of beneficial ownership of our key managerial personnel below.

Depreciation and Amortization

Depreciation and amortization during the quarter ended June 30, 2021 increased by INR 64 million (US$ 0.9 million), or 8%, to INR 819 million (US$ 11.0 million) compared to the quarter ended June 30, 2020. The increase primarily relates to the projects commissioned since period ended June 30,2020.

Impairment loss

The Company has recognized an impairment loss of INR 26 million (US$ 0.3 million) during the quarter ended June 30, 2021 in relation to fair valuation of the Rooftop Subsidiaries (as defined below) which the Company had decided to sell off (See also other updates section below).

Interest Expense, Net

Net interest expense during the quarter ended June 30, 2021 increased by INR 86 million (US$ 1.2 million), or 4% compared to the quarter ended June 30, 2020, to INR 2,249 million (US$ 30.2 million). The increase in net interest expense was primarily due to an increase in interest expense of INR 446 million (US$ 6.0 million) on borrowings related to projects commissioned after quarter ended June 30, 2020, partially offset by INR 264 million for charges related to refinancing of a loan incurred during comparative quarter and higher interest income of INR 95 million (US$ 1.3 million) on account of higher free cash available during the quarter ended June 30, 2021.

Loss on Foreign Currency Exchange

The Indian Rupee (“INR”) depreciated against the U.S. dollar by INR 0.8 (or 1.1%) for every US$ 1.00 during the quarter from March 31, 2021 to June 30, 2021. During the quarter ended June 30, 2021, we incurred an expense of INR 19 million (US$ 0.2 million) on foreign exchange loss as compared to an expense on foreign exchange loss of INR 17 million, during the quarter ended June 30, 2020.

Other Expenses, Net

Other expenses (net), primarily consists of income from current investments and other incidental expense. During the quarter ended June 30, 2021, we have reported other expense (net) of INR 2 million (~US$ 25,000) as compared to other expense (net) of INR 6 million, during the quarter ended June 30, 2020.

Income Tax Expense/ (Benefit)

Income tax benefit during the quarter ended June 30, 2021 was INR 144 million (US$ 1.9 million), compared to an income tax expense of INR 317 million in the quarter ended June 30, 2020. During the current period the company has recognized a deferred tax benefit (net) on account of movement in the carrying amount of certain assets and liabilities and their tax base.

Net profit

Net profit for the quarter ended June 30, 2021 was INR 697 million (US$ 9.6 million), an increase of INR 651 million (US$ 8.8 million) compared to a net profit of INR 46 million for the quarter ended June 30, 2020. The profit was higher primarily on account of commissioning of new projects which resulted in higher operating revenue by INR 500 million (US$ 6.7 million).

Cash Flow and Working Capital

Cash flow from operating activities for the quarter ended June 30, 2021 was INR 920 million (US$ 12.7 million), compared to cash flow used in operating activities of INR 562 million, for the prior comparable period. The cash flow from operating activities during the quarter was higher on account of higher revenue and lower pay-outs.

During, the quarter ended June 30, 2021, working capital outflow was INR 1,139 million (US$ 15.2 million), compared to an outflow of INR 2,235 million, for the quarter ended June 30, 2020, primarily on account of lower pay-outs net of collections.

Our days receivables (excluding Rooftop Portfolio) were 120 days as of June 30, 2021, as compared to 116 days as of March 31, 2021.

Cash used in investing activities for the quarter ended June 30, 2021 was INR 7,477 million (US$ 100.8 million), compared to outflow of INR 1,859 million for the corresponding quarter in 2020, primarily due to higher capital expenditures for new solar projects by INR 5,754 million (US$ 77.4 million).

Cash flow from financing activities for the quarter ended June 30, 2021 was INR 8,914 million (US$ 119.8 million), compared to INR 268 million in corresponding period in 2020, primarily due to higher proceeds of debt taken during current period.

Liquidity Position

As of June 30, 2021, we had INR 6,736 million (US$ 90.6 million) of cash, cash equivalents. In addition, we had INR 10,514 million (US$ 141.5 million) of short-term restricted cash at June 30, 2021 that we expect to be utilised primarily for capital expenditures over the next twelve months. We had undrawn project debt commitments excluding Rooftop Portfolio of INR 12,216 million (US$ 164.4 million) as of June 30, 2021.

Adjusted EBITDA

Adjusted EBITDA is a Non-GAAP metric, please refer to the reconciliation of Net loss to Adjusted EBITDA in this document.

Adjusted EBITDA was INR 3,668 million (US$ 49.3 million) for the quarter ended June 30, 2021, compared to INR 3,304 million for the quarter ended June 30, 2020. The increase was primarily due to the increase in revenue during the quarter ended June 30, 2021.

Cash Flow to Equity (CFe) from Operating Assets

CFe is a Non-GAAP metric, please refer to the reconciliation of total CFe to GAAP Cash from Operating Activities in this document.

Cash Flow to Equity from Operating Assets was INR 1,844 million (US$ 24.8 million) for the quarter ended June 30, 2021, an increase of 12% compared to INR 1,641 million for the quarter ended June 30, 2020. The increase in Cash Flow to Equity from Operating Assets was primarily driven by higher revenues from the completion of new projects during the previous 12 months.

COVID-19 Update

During the current quarter, several state governments announced partial lockdowns due to the second wave of COVID-19 in the country. The Company implemented several initiatives to ensure business continuity, including ensuring the safety and health of its employees. The management is closely monitoring its impact on the Company including, but not limited to the impact on the availability of labour, components and material. Few of our project construction activities were negatively impacted by the second wave of COVID-19. Ministry of New & Renewable Energy (MNRE) has issued orders, giving further relaxation on scheduled commissioning on certain renewable energy projects, amid disruption due to second wave of COVID-19.

The impact assessment of COVID-19 is a continuing process given the uncertainties associated with its nature and duration. The Company will continue to monitor any material changes to future economic conditions.

Other updates

Subsequent to current quarter ended June 30, 2021, OMERS Infrastructure Asia Holdings Pte. Ltd., a Canadian Pension fund with Net assets of over C$ 100 bn, has acquired a stake of 19.4% in the Company, previously held by International Finance Corporation and IFC GIF Investment Company. In connection with this Transaction, the board of directors of Azure Power Global Limited (the “Azure Board”) executed a board resolution (the “Azure Board Resolution”) approving, among other things, (i) the appointment of one (1) person nominated by OMERS Infrastructure Asia, as a non-voting observer (the “Azure Board Observer”), effective as of the closing of the Transaction, to attend meetings of the Azure Board and any committee thereof, and (ii) the appointment of one (1) person within the six (6)-month period after the closing of the Transaction, nominated by OMERS Infrastructure Asia, as a member of the Azure Board, provided that the Azure Board Observer be removed from the Azure Board immediately after the appointment of such member of the Azure Board.

During the current quarter, we entered into a contract with Radiance Renewables Pvt. Ltd. (“Radiance”) to sell certain subsidiaries (the “Rooftop Subsidiaries”) with an operating capacity of 153 MWs (the “Rooftop Portfolio”) for INR 5,350 million, subject to certain purchase price adjustments. (the “Rooftop Sale Agreement”). Pursuant to the Rooftop Sale Agreement, Radiance will acquire 100% of the equity ownership of the Rooftop Subsidiaries owned by the Group. The Company had already recognized an impairment loss in relation to the Rooftop Subsidiaries aggregating to INR 3,255 million during the previous year ended March 31, 2021, pursuant thereto these assets (net) are carried at its fair values in the financial statements. The Company is in process of obtaining requisite approvals/ condition precedents, as defined in the contract, for transfer of its shareholding in the Rooftop subsidiaries.

On August 14, 2021, we announced issuance of a green bond of US$414,000,000, through our wholly owned subsidiary, Azure Power Energy Ltd (the "Bond"). The Bond, maturing in 2026, has been issued at a coupon of 3.575%, i.e., lowest ever coupon in the high-yield segment for any business out of India and lower by 27.5 bps from the lowest offering from any Indian renewable energy company till date. The proceeds from this bond will be used to refinance the existing 5.50% US$500,000,000 Green Bond issued in 2017 and due in 2022. The transaction is expected to reduce debt cost by 222 bps (including Withholding Tax) in hedged INR terms for its 611 MW operational solar projects portfolio offered under the bond. The Bond has a tenor of 5 years with amortisation and waterfall structures built in and is a leverage-positive transaction for the Group, demonstrating Group's strong focus on creditor interests along with value accretive approach in business conduct. This refinance has lifted the existing restriction of transfer of ownership on the rooftop entity.

During current quarter, the Supreme Court of India while passing an order for a petition filed under public interest litigation (PIL) aimed at the conservation of two species of birds, the Great Indian Bustard and the Lesser Florican instructed the states of Rajasthan and Gujrat to install diverters, as well as the conversion of overhead power lines to underground lines. Further, the conversion of overhead cables into underground power lines, wherever considered feasible by committee appointed by Supreme Court, is to take place within a period of one year. The order mentioned the pass through of portion of such expenses incurred by the Company to the ultimate consumer, subject to approval of the Competent Regulatory Authority. Management has preliminarily assessed that any costs incurred to comply with the said order are likely to be substantially or wholly recoverable by the Company under provisions of change in law and/or force majeure of their respective PPAs.

The Company received complaints and an anonymous whistle-blower report, which made claims against certain of the Company’s Key Managerial Personnel, related to their and the Company’s actions in relation to the acquisition of and use of land in Rajasthan, Assam, and Uttar Pradesh, as well as certain other corporate actions. The Company, through its Audit Committee, and with the assistance of external counsel and forensic auditors, has undertaken an investigation to determine whether the allegations made in the complaints or contained in the whistle-blower reports are substantive. As of now, the investigation has not substantiated the allegations made in the complaints or contained in the whistle-blower reports.

Guidance for Fiscal Year 2022 and second fiscal quarter of 2022

For the fiscal year ending March 31, 2022, we continue to expect MWs operational to be between 2,750 – 2,955, excluding the Rooftop Portfolio, for which we have entered into an agreement to sell during the current quarter. We expect revenues of between INR 17,900 – 18,900 million (or US$ 241 – 254 million converted at the June 30, 2021 exchange rate of INR 74.33 to US$ 1.00).

With respect to our revenue guidance, we would like to highlight that approximately 90% of the expected revenue is from projects already commissioned and operating and have not been materially impacted due to COVID-19. Our remaining revenue is subject to when plants under construction are completed and completion timelines are currently more difficult to forecast due to disruptions related to COVID-19. However, the timing of commissioning of our under-construction projects does not impact our revenues we expect during the 25-years PPA, because revenues begin from the actual date of commissioning.

For the second fiscal quarter of 2022, we expect revenues of between INR 3600 – INR 3800 million (or US$ 48.4 – US$ 51.1 million at the June 30, 2021 exchange rate of INR 74.33 to US$ 1.00) and a PLF of between 20.5% and 21.5%.

Webcast and Conference Call Information

We will hold our quarterly conference call to discuss earnings results on Tuesday, August 31, 2021 at 8:30 a.m. U.S. Eastern Time. The conference call can be accessed live by dialing +1-866-746-2133 (in the U.S.) and +91-22-6280-1444 (outside the U.S.) and reference the Azure Power Fiscal First Quarter 2022 Earnings Conference Call.

Investors may access a live webcast of this conference call by visiting http://investors.azurepower.com/events-and-presentations. For those unable to listen to the live broadcast, an archived podcast will be available approximately two hours after the conclusion of the call at http://investors.azurepower.com/events-and-presentations.

Exchange Rates

This press release contains translations of certain Indian rupee amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise stated, the translation of Indian rupees into U.S. dollars has been made at INR 74.33 to US$1.00, which is the noon buying rate in New York City for cable transfer in non-U.S. currencies as certified for customs purposes by the Federal Reserve Bank of New York on June 30, 2021. We makes no representation that the Indian rupee or U.S. dollar amounts referred to in this press release could have been converted into U.S. dollars or Indian rupees, as the case may be, at any particular rate or at all.

About Azure Power Global Limited

Azure Power is a leading independent renewable power producer in India. Azure Power developed India’s first private utility scale solar project in 2009 and has been at the forefront in the sector as a developer, constructor and operator of utility scale renewable projects since its inception in 2008. With its in-house engineering, procurement and construction expertise and advanced in-house operations and maintenance capability, Azure Power manages the entire development and operation process, providing low-cost renewable power solutions to customers throughout India.

We,” “us,” the “Group,” “Azure” or “our” refers to Azure Power Global Limited, a company organized under the laws of Mauritius, together with its subsidiaries (including Azure Power Rooftop Private Limited (“AZR”), and Azure Power India Private Limited, or AZI, its predecessor and current subsidiaries).

Forward Looking Statements

This press release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended and the Private Securities Litigation Reform Act of 1995, including statements regarding our future financial and operating guidance, operational and financial results such as estimates of nominal contracted payments remaining and portfolio run rate, and the assumptions related to the calculation of the foregoing metrics. The risks and uncertainties that could cause our results to differ materially from those expressed or implied by such forward-looking statements include: the availability of additional financing on acceptable terms; changes in the commercial and retail prices of traditional utility generated electricity; changes in tariffs at which long term PPAs are entered into; changes in policies and regulations including net metering and interconnection limits or caps; the availability of rebates, tax credits and other incentives; the availability of solar panels and other raw materials; its limited operating history, particularly as a relatively new public company; its ability to attract and retain its relationships with third parties, including its solar partners; our ability to meet the covenants in its debt facilities; meteorological conditions; issues related to the COVID-19 pandemic; supply disruptions; solar power curtailments by state electricity authorities and such other risks identified in the registration statements and reports that our Company has filed with the U.S. Securities and Exchange Commission, or SEC, from time to time. Portfolio represents the aggregate megawatts capacity of solar power plants pursuant to PPAs, signed or allotted or has received the LOA. There is no assurance that we will be able to sign a PPA even though we have a letter of award. All forward-looking statements in this press release are based on information available to us as of the date hereof, and we assume no obligation to update these forward-looking statements.

Use of Non-GAAP Financial Measures

Adjusted EBITDA

Adjusted EBITDA is a non-GAAP financial measure. We present Adjusted EBITDA as a supplemental measure of its performance. This measurement is not recognized in accordance with U.S. GAAP and should not be viewed as an alternative to U.S. GAAP measures of performance. The presentation of Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

We define Adjusted EBITDA as loss (income) plus (a) income tax expense, (b) interest expense, net, (c) depreciation and amortization (d) loss on foreign currency exchange, net, (e) Other expenses/ (income) and (f) Impairment loss. We believe Adjusted EBITDA is useful to investors in assessing our ongoing financial performance and provides improved comparability between periods through the exclusion of certain items that management believes are not indicative of our operational profitability and that may obscure underlying business results and trends. However, this measure should not be considered in isolation or viewed as a substitute for net income or other measures of performance determined in accordance with U.S. GAAP. Moreover, Adjusted EBITDA as used herein is not necessarily comparable to other similarly titled measures of other companies due to potential inconsistencies in the methods of calculation.

Our management believes this measure is useful to compare general operating performance from period to period and to make certain related management decisions. Adjusted EBITDA is also used by securities analysts, lenders and others in their evaluation of different companies because it excludes certain items that can vary widely across different industries or among companies within the same industry. For example, interest expense can be highly dependent on our capital structure, debt levels and credit ratings. Therefore, the impact of interest expense on earnings can vary significantly among companies. In addition, the tax positions of companies can vary because of their differing abilities to take advantage of tax benefits and because of the tax policies of the various jurisdictions in which they operate. As a result, effective tax rates and tax expense can vary considerably among companies.

Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under U.S. GAAP. Some of these limitations include:

•	it does not reflect cash expenditures or future requirements for capital expenditures or contractual commitments or foreign exchange gain/loss;
•	it does not reflect changes in, or cash requirements for, working capital;
•	it does not reflect significant interest expense or the cash requirements necessary to service interest or principal payments on outstanding debt;
•	it does not reflect payments made or future requirements for income taxes; and
•

although depreciation, amortization and impairment are non-cash charges, the assets being depreciated and amortized will often have to be replaced or paid in the future and Adjusted EBITDA does not reflect cash requirements for such replacements or payments.

Investors are encouraged to evaluate each adjustment and the reasons we consider it appropriate for supplemental analysis. For more information, please see the Reconciliations of Net loss to Adjusted EBITDA in this document.

Cash Flow to Equity (CFe)

Cash Flows to Equity is a Non-GAAP financial measure. We present CFe as a supplemental measure of our performance. This measurement is not recognized in accordance with U.S. GAAP and should not be viewed as an alternative to U.S. GAAP measures of performance. The presentation of CFe should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

We believe GAAP metrics, such as net income (loss) and cash from operating activities, do not provide the same level of visibility into the performance and prospects of our operating business as a result of the long term capital-intensive nature of our businesses, non-cash depreciation and amortization, cash used for debt servicing as well as investments and costs related to the growth of our business.

Our business owns high-value, long-lived assets capable of generating substantial Cash Flows to Equity over time. We define CFe as profit before tax (the most comparable GAAP metric), adjusted for net cash provided for/ used in operating activities, other than changes in operating assets and liabilities, income and deferred taxes and amortization of hedging costs; less: cash paid for income taxes, debt amortization, maintenance capital expenditure and prepaid lease payments and employee benefits.

We believe that changes in operating assets and liabilities is cyclical for cash flow generation of our assets, due to a high growth environment. Furthermore, to reflect the actual cash outflows for income tax, we deduct income and deferred taxes computed under US GAAP presented in our consolidated financial statements and instead include the actual cash tax outflow during the period, are considered as part of tax expense.

We believe that external consumers of our financial statements, including investors and research analysts, use CFe both to assess Azure Power’s performance and as an indicator of its success in generating an attractive risk-adjusted total return, assess the value of the business and the platform. This has been a widely used metric by analysts to value our business, and hence we believe this will better help potential investors in analysing the cash generation from our operating assets.

We have disclosed CFe for our operational assets on a consolidated basis, which is not our cash from operations on a consolidated basis. We believe CFe supplements GAAP results to provide a more complete understanding of the financial and operating performance of our businesses than would not otherwise be achieved using GAAP results alone. CFe should be used as a supplemental measure and not in lieu of our financial results reported under GAAP.

We have also bifurcated the CFe into “Operational Assets” and “Others”, as defined below, so that users of our financial statements are able to understand the Cash generation from our operational assets.

We define our “Operational Assets”, as the projects which had commenced operations on or before June 30, 2021. The operational assets represent the MWs operating as on the date.

We define “Others” as (i) the project SPV’s which are under construction, or under development, (ii) “corporate” which includes our three Mauritius entities, (iii)other projects not covered under operational assets, (iv) a company incorporated in the United States and (v) other entities under the group which are newly incorporated.

We define “debt amortisation” as the current portion of long-term debt which has been repaid during the period as part of debt repayment obligations, excluding the debt which has been repaid, extinguished or refinanced. It does not include the amortisation of debt financing costs, and interest and hedge payments during the period.

Other items from the Statement of Cash Flows include most of the items that reconcile “Net (loss) gain” and “Changes in operating assets and liabilities” from the Statement of Cash Flows, other than deferred taxes, non-cash employee benefit and amortization of hedging costs.

Investor Relation Contacts:

         For investor enquiries, please contact Vikas Bansal at ir@azurepower.com. For media related information, please contact Samitla Subba at pr@azurepower.com

.AZURE POWER GLOBAL LIMITED

CONDENSED CONSOLIDATED BALANCE SHEETS

(INR and US$ amounts in millions, except share and par value data)

	As of March 31,	As of June 30,
	2021	2021	2021
	(INR)	(INR)	(US$)
	Audited	Unaudited	Unaudited
Assets
Current assets:
Cash and cash equivalents	11,107	6,736	90.6
Restricted cash	4,881	10,514	141.5
Accounts receivable, net	4,887	5,311	71.4
Prepaid expenses and other current assets	2,190	2,719	36.6
Assets classified as held for sale	3,301	3,108	41.8
Total current assets	26,366	28,389	381.8
Restricted cash	170	285	3.8
Property, plant and equipment, net	108,847	115,023	1,547.5
Software, net	29	24	0.3
Deferred income taxes	1,748	1,909	25.7
Right-of-use assets	4,214	4,034	54.3
Other assets	7,084	8,304	111.7
Investments in held to maturity securities	7	6	0.1
Total assets	148,465	157,974	2,125.2
Liabilities and shareholders’ equity
Current liabilities:
Short-term debt	8,943	18,535	249.4
Accounts payable	4,294	4,126	55.5
Current portion of long-term debt	4,658	5,616	75.6
Income taxes payable	46	3	0.0
Interest payable	1,530	735	9.9
Deferred revenue	110	110	1.5
Lease liabilities	283	272	3.7
Other liabilities	1,927	1,219	16.6
Liabilities directly associated with assets classified as held for sale	2,272	2,203	29.6
Total current liabilities	24,063	32,819	441.8
Non-current liabilities:
Long-term debt	89,922	90,352	1,215.5
Deferred revenue	2,353	2,351	31.6
Deferred income taxes	2,046	2,074	27.9
Asset retirement obligations	811	844	11.4
Leases liabilities	3,359	3,186	42.9
Other liabilities	1,459	1,419	18.7
Total liabilities	124,013	133,045	1,789.8
Shareholders’ equity
Equity shares, US$ 0.000625 par value; 48,195,962 and 48,203,310 shares issued and outstanding as of March 31, 2021, and June 30, 2021, respectively	2	2	0.0
Additional paid-in capital	38,004	38,018	511.5
Accumulated deficit	(12,786)	(12,095)	(162.7)
Accumulated other comprehensive loss	(972)	(1,206)	(16.2)
Total APGL shareholders’ equity	24,248	24,719	332.6
Non-controlling interest	204	210	2.8
Total shareholders’ equity	24,452	24,929	335.4
Total liabilities and shareholders’ equity	148,465	157,974	2,125.2

AZURE POWER GLOBAL LIMITED

CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

(INR and US$ amounts in millions, except share and per share data)

	Three months ended June 30,
	Unaudited	Unaudited	Unaudited
	2020	2021	2021
	INR	INR	US$
Operating revenues:
Revenue from customers(1)	3,940	4,440	59.7
Operating costs and expenses:
Cost of operations (exclusive of depreciation and amortization shown separately below)	263	345	4.6
General and administrative	373	427	5.7
Depreciation and amortization	755	819	11.0
Impairment loss	-	26	0.3
Total operating costs and expenses:	1,391	1,617	21.6
Operating income	2,549	2,823	38.1
Other expense, net:
Interest expense, net	2,163	2,249	30.2
Other expenses, net	6	2	0.0
Loss on foreign currency exchange, net	17	19	0.2
Total other expenses, net	2,186	2,270	30.4
Profit before income tax	363	553	7.7
Income tax (expense)/benefit	(317)	144	1.9
Net profit	46	697	9.6
Less: Net profit attributable to non-controlling interest	7	6	0.1
Net profit attributable to APGL equity Shareholders	39	691	9.5
Net profit per share attributable to APGL equity Shareholders:
Basic	0.82	14.34	0.19
Diluted	0.80	14.18	0.19
Shares used in computing basic and diluted per share amounts
Equity shares: Basic	47,709,244	48,202,099	48,202,099
Equity shares: Diluted	48,555,163	48,715,636	48,715,636

(1) Revenue from customers is in accordance with ASC 606, includes sale of power, other revenue items related to generation from solar power.

AZURE POWER GLOBAL LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(INR and US$ amounts in millions)

	Three months ended June 30,
	Unaudited	Unaudited	Unaudited
	2020	2021	2021
	INR	INR	US$
Cash flow from operating activities:
Net gain	46	697	9.6
Adjustments to reconcile gain/(loss) to net cash from/ (used in) operating activities:
Deferred income taxes	(34)	(204)	(2.7)
Depreciation and amortization	755	819	11.0
Impairment loss	-	26	0.3
Adjustments to derivative instruments	489	475	6.4
Loss on disposal of property plant and equipment	8	1	0.0
Share based compensation	68	115	1.5
Amortization of debt financing costs	116	96	1.3
Employee benefits	2	14	0.2
ARO accretion	10	12	0.2
Non- cash rent expense	(8)	(4)	(0.1)
Allowance for doubtful accounts	12	-	-
Loan Prepayment charges	234	-	-
Foreign exchange loss, net	17	19	0.3
Change in operating lease right-of-use assets	(154)	57	0.8
Change in operating lease liabilities	112	(64)	(0.9)
Changes in operating assets and liabilities:
Accounts receivable, net	(693)	(424)	(5.7)
Prepaid expenses and other current assets	(270)	(345)	(4.6)
Other assets	125	(43)	(0.6)
Accounts payable	(120)	452	6.1
Interest payable	(1,241)	(798)	(10.7)
Deferred revenue	5	(2)	0.0
Other liabilities	(41)	21	0.3
Net cash flows (used in)/ from operating activities	(562)	920	12.7
Cash flow from investing activities
Purchase of property plant and equipment	(1,853)	(7,607)	(102.6)
Purchase of software	(6)	5	0.1
Sale of available for sale investments	-	1	0.0
Disposal of subsidiary	-	124	1.7
Net cash flows used in investing activities	(1,859)	(7,477)	(100.8)
Cash flows from financing activities
Proceeds from equity shares	137	(2)	0.0
Repayments of term and other debt	(5,577)	(1,561)	(21.1)
Loan prepayment charges	(198)	-	-
Proceeds from term and other debt	5,906	10,477	140.9
Net cash provided by financing activities	268	8,914	119.8
Effect of exchange rate changes on cash and cash equivalents and restricted cash	(16)	(979)	(12.9)
Net increase/ (decrease) in cash and cash equivalents and restricted cash	(2,153)	2,357	31.7
Cash and cash equivalents and restricted cash at the beginning of the period	15,517	16,158	217.4
Cash and cash equivalents and restricted cash at the end of the period	13,348	17,536	236.2

AZURE POWER GLOBAL LIMITED

Unaudited NON-GAAP metrices

(INR and US$ amounts in millions)

CASH FLOWS TO EQUITY (CFe)

	For the three months ended June 30, 2020				For the three months ended June 30, 2021
	Unaudited				Unaudited
	Total		Other	Operating	Total		Other	Operating	Operating
	INR		INR	INR	INR		INR	INR	US$
Revenue from customers	3,940		-	3,940	4,440		-	4,440	59.7
Cost of operations	263		-	263	345		-	345	4.6
General and administrative	373		249	124	427		285	142	1.9
Depreciation and amortization	755		7	748	819		8	811	10.9
Impairment loss	-		-	-	26		-	26	0.3
Operating income/(loss)	2,549		(256)	2,805	2,823		(293)	3,116	42.0
Interest expense, net	2,163		177	1,986	2,249		263	1,986	26.7
Other expense, net	6		6	-	2		2	-	-
Loss/(gain) on foreign currency exchange, net	17		(2)	19	19		2	17	0.2
Profit/(Loss) before income tax	363		(437)	800	553		(560)	1,113	15.1
Add: Depreciation and amortization	755		7	748	819		8	811	10.9
Add: Impairment loss	-		-	-	26		-	26	0.3
Add: Loss/(gain) on foreign currency exchange, net	17		(2)	19	19		2	17	0.2
Add: Amortization of debt financing costs	116		46	70	96		33	63	0.8
Add: Other items from Statement of Cash Flows(1)	326		74	252	138		112	26	0.3
Less: Cash paid for income taxes	(88)		(31)	(57)	(190)		(157)	(33)	(0.4)
Less: Debt amortization(2)	(191)		-	(191)	(179)		-	(179)	(2.4)
Less: Maintenance capital expenditure(3)	-		-	-	-		-	-	-
CFe	1,298	(4)	(343)	1,641	1,282	(4)	(562)	1,844	24.8

(1)

Other items from the Statement of Cash Flows. For the quarter ended June 30, 2020 and June 30, 2021 respectively, other items include: loss on disposal of property plant and equipment of INR 8 million and INR 1 million, share based compensation of INR 68 million and INR 115 million, non-cash rent expense reversal of INR 8 million and INR 4 million, allowance for doubtful debts of INR 12 million and INR Nil, employee benefit expense of INR Nil and INR 14 million, loan repayment charges of INR 234 million and INR Nil and ARO accretion of INR 10 million and INR 12 million.

(2) (3)

Debt Amortization: Repayments of term and other loans during the quarter ended June 30, 2021, was INR 1,561 million (refer to the Statement of Cash Flows) which includes INR 1,382 million related to refinancing of loans, extinguishment, repayment of debt and payments for hedge and have been excluded to determine debt amortization of INR 179 million (US$ 2.4 million). Repayments of term and other loans during the quarter ended June 30, 2020, was INR 5,577 million (refer to the Statement of Cash Flows) which includes INR 5,386 million related to refinancing of loans, extinguishment and repayment of debt and payments for hedge and has been excluded to determine debt amortization of INR 191 million. Further, the amount for current quarter does not includes repayment of Borrowings amounting to INR 295 million (US$ 4.0 million) relating to capital expenditure relating to re-powering of certain existing projects. The repayment term of these loan was 3 years.

Classification of Maintenance capital expenditures and Growth capital expenditures

All our capital expenditures are considered Growth Capital Expenditures. In broad terms, we expense all expenditures in the current period that would primarily maintain our businesses at current levels of operations, capability, profitability or cash flow in operations and maintenance and therefore there are no maintenance capital expenditures. Growth capital expenditures primarily provide new or enhanced levels of operations, capability, profitability or cash flows.

(4)	Reconciliation of total CFe to GAAP Cash from Operating Activities:

	For the three months ended June 30, 2020	For the three months ended June 30, 2021
	Unaudited	Unaudited
CFe (Non-GAAP)	1,298	1,282
Items included in GAAP Cash from Operating Activities but not considered in CFe
Change in operating assets and liabilities as per statement of cash flows	(2,235)	(1,139)
Current income taxes	(351)	(60)
Prepaid lease payments and employee benefits	(42)	(7)
Amortization of hedging costs	489	475
Items included in CFe but not considered in GAAP Cash Flow from Operating Activities:
Debt amortization	191	179
Cash taxes paid	88	190
Cash from Operating Activities (GAAP)	(562)	920

Reconciliation of Net Loss to Adjusted EBITDA for the periods indicated:

	Three months ended June 30,
	2020	2021	2021
	INR	INR	US$
	Unaudited	Unaudited	Unaudited
Net Profit	46	697	9.6
Income tax expense/(benefit)	317	(144)	(1.9)
Interest expense, net	2,163	2,249	30.2
Depreciation and amortization	755	819	11.0
Loss on foreign currency exchange, net	17	19	0.2
Other expenses, net	6	2	0.0
Impairment loss	-	26	0.3
Adjusted EBITDA	3,304	3,668	49.4

Statement of beneficial ownership:

Name	Number of shares beneficially owned	(%)
Directors and Officers:
Barney S. Rush (Director)	4,603	0.01%
Arno Harris (Director)	14,895	0.03%
Cyril Sebastien Dominique Cabanes (Director)	-	-
Yung Oy Pin (Jane) Lun Leung (Director)	-	-
Deepak Malhotra (Director)	-	-
Muhammad Khalid Peyrye (Director)	-	-
Supriya Prakash Sen (Director)	-	-
M S Unnikrishnan (Director)	-	-
Ranjit Gupta (CEO & Director)	-	(1)
Murali Subramanian (COO)	-	(1)
Pawan Kumar Agrawal (CFO)	9,939	0.02%
Kapil Kumar	3,000	0.01%
Gaurang Sethi	2,943	0.01%
Samitla Subba	2,421	0.01%
Akriti Gandotra	3,000	0.01%
Kuldeep Jain	5,000	0.01%
Sarvesh K Singh	3,000	0.01%

(1) As of June 30, 2021, Mr Ranjit Gupta (CEO) and Mr Murali Subramanian (COO), had a total of 1,875,000 SARs of which 1,682,500 SARs are not exercisable until 2024.